UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 27, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED ISSUES ITS 2019 SUITE OF ANNUAL
REPORTS, NO CHANGE STATEMENT, UPDATE ON ANNUAL GENERAL MEETING AND CHANGES
TO THE COMPANY SECRETARY

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company” or “the Group”)
NEWS RELEASE

ANGLOGOLD ASHANTI LIMITED ISSUES ITS 2019 SUITE OF ANNUAL REPORTS, NO CHANGE
STATEMENT, UPDATE ON ANNUAL GENERAL MEETING AND CHANGES TO THE COMPANY
SECRETARY

AngloGold Ashanti announces that it has today, Friday, 27 March 2020, issued the Group’s suite of reports for the financial year ended 31 December 2019.

AngloGold Ashanti’s suite of 2019 reports includes:
•  Integrated Report 2019
•  Annual Financial Statements 2019
•  Sustainable Development Report 2019
•  Mineral Resource and Ore Reserve Report 2019

These reports and documents communicate relevant aspects of AngloGold Ashanti’s operating, sustainability and financial performance for the 2019 financial year, from 1 January to 31 December 2019 and are available at www.aga-reports.com.

The Group Annual Financial Statements for the year ended 31 December 2019, on which Ernst & Young Inc.
issued an unqualified audit report, does not contain changes to the International Financial Reporting Standards financial statements published on the Stock Exchange News Service of the JSE Limited on 21 February 2020.
The subsequent events note, included in the Annual Financial Statements, has been updated to provide additional details on the impact of the Covid-19 pandemic on the Group and proactive measures taken to mitigate the risks. The unqualified audit report issued by Ernst & Young Inc. (which includes key audit matters)
is available for inspection at the registered office of the Company and the Company website at
https://www.anglogoldashanti.com. Furthermore, the Company advises that there have been no restatements to the previously published financial statements.

Considering the nationwide lockdown enforced to combat the Covid-19 pandemic, the board of directors has decided to postpone the annual general meeting (AGM) which was scheduled to take place on 6 May 2020.
AngloGold Ashanti will inform shareholders of the new AGM date and provide further information regarding the
AGM in due course.
Further, AngloGold Ashanti’s annual report, which includes the Group’s annual financial statements for the year ended 31 December 2019, has been filed on Form 20-F with the United States Securities and Exchange
Commission (SEC) today, 27 March 2020 and is available on the SEC’s website at www.sec.gov and the
Company’s website at
https://www.anglogoldashanti.com/investors/annual-reports/
. Shareholders and
holders of American Depositary Shares can request copies of the Company’s annual financial statements free of charge from the Company Secretarial Department at
companysecretary@anglogoldashanti.com
.

Changes to the Company Secretary
In accordance with rule 3.59(b) of the JSE Listing Requirements, shareholders are advised that Ms Maria Sanz
Perez, company secretary, has given 6 months notice of the intention to resign, effective 26 March 2020, to pursue other business interests. The exact departure date is still to be agreed. AngloGold Ashanti will commence with the process of identifying a suitable replacement and update shareholders in due course.

ENDS
Johannesburg
27 March 2020

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2020
By: /s/ M E SANZ PEREZ________
Name:
Title:
M E Sanz Perez
EVP: Group Legal, Commercial & Governance
AngloGold Ashanti Limited